MTU Aero Engines

08005901

RECEIVED

2008 NOV 17 A 11:03

082-34917

SUPPL

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

Munich, November 12, 2008

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the supervisory board, dated October 7, 2008

2) Notification of securities transactions by a member of the management board, dated October 14, 2008

3) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on November 10, 2008

4) Press releases

PROCESSED
NOV 19 2008
THOMSON REUTERS

11/17

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

RECEIVED
2008 NOV 17 A 11:43

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Freitag, 10. Oktober 2008 11:27
An: FERINO, Petra; FISCHER, Christiane
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Wandelanleihe
ISIN/WKN des Finanzinstruments: DE000A0G5NW4
Geschäftsart: Kauf
Datum: 07.10.2008
Kurs/Preis: 82393,443
Währung: EUR
Stückzahl: 10,00
Gesamtvolumen: 823934,43
Ort: Frankfurt

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 10.10.2008

Finanznachrichten übermittelt durch die DGAP
ID 7467

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Company: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person
Details of the person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: Convertible Bond
ISIN/WKN of the financial instrument: DE000A0G5NW4
Type of transaction: Purchase
Date: 07.10.2008
Price: 82393.443
Currency: EUR
No. of items: 10.00
Total amount traded: 823934.43
Place: Frankfurt

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 10.10.2008

Financial News transmitted by DGAP
ID 7467

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	Einspeisung / Release
	Bloomberg	10.10.2008 11:22
	Thomson Reuters	10.10.2008 11:22
vwd:	vwd	10.10.2008 11:22

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	10.10.2008 11:22
dpa-afx	10.10.2008 11:22
dgap.de	10.10.2008 11:22
FTD	10.10.2008 11:22

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	10.10.2008 11:22
Belgien	De Tijd	10.10.2008 11:22
Belgien	Belga	10.10.2008 11:22
Bulgarien	Pari	10.10.2008 11:22
Bulgarien	econ.bg	10.10.2008 11:22
Bulgarien	BTA	10.10.2008 11:22
Dänemark	Borsen	10.10.2008 11:22
Dänemark	ErhvervsBladet	10.10.2008 11:22
Dänemark	NASDAQ OMX Group	10.10.2008 11:22
Estland	Postimees	10.10.2008 11:22
Estland	Eesti Ekspress	10.10.2008 11:22
Estland	BNS	10.10.2008 11:22
Finnland	Kauppalehti Oy	10.10.2008 11:22
Finnland	Helsingin Sanomat	10.10.2008 11:22
Finnland	NASDAQ OMX Group	10.10.2008 11:22
Frankreich	Les Echos	10.10.2008 11:22

Frankreich	boursier.com	10.10.2008 11:22
Frankreich	AFP	10.10.2008 11:22
Griechenland	Express	10.10.2008 11:22
Griechenland	Reporter.gr	10.10.2008 11:22
Griechenland	ANA	10.10.2008 11:22
Großbritannien	The Financial Times	10.10.2008 11:22
Großbritannien	FT.com	10.10.2008 11:22
Großbritannien	Press Association	10.10.2008 11:22
Irland	Irish Independent	10.10.2008 11:22
Irland	The Irish Times	10.10.2008 11:22
Irland	Press Association	10.10.2008 11:22
Island	Vidskiptabladid	10.10.2008 11:22
Island	mbl.is	10.10.2008 11:22
Island	NASDAQ OMX Group	10.10.2008 11:22
Italien	Il Sole 24 Ore	10.10.2008 11:22
Italien	AGI	10.10.2008 11:22
Italien	ilsole24ore.com	10.10.2008 11:22
Kroatien	Poslovni dnevnik	10.10.2008 11:22
Kroatien	Banka magazine	10.10.2008 11:22
Kroatien	Hina	10.10.2008 11:22
Lettland	Dienas Bizness	10.10.2008 11:22
Lettland	FinanceNet	10.10.2008 11:22
Lettland	BNS	10.10.2008 11:22
Liechtenstein	Liechtensteiner Volksblatt	10.10.2008 11:22

Liechtenstein	Radio Liechtenstein	10.10.2008 11:22
Litauen	Verslo Zinios	10.10.2008 11:22
Litauen	BNS	10.10.2008 11:22
Litauen	vz.lt	10.10.2008 11:22
Luxemburg	Luxemburger Wort	10.10.2008 11:22
Luxemburg	wort.lu	10.10.2008 11:22
Malta	Independent	10.10.2008 11:22
Malta	The Times of Malta	10.10.2008 11:22
Niederlande	Financieele Dagblad	10.10.2008 11:22
Niederlande	IEX.nl	10.10.2008 11:22
Niederlande	ANP	10.10.2008 11:22
Norwegen	aftenposten.no	10.10.2008 11:22
Norwegen	Aftenposten	10.10.2008 11:22
Norwegen	NTB	10.10.2008 11:22
Polen	Gazeta Prawna	10.10.2008 11:22
Polen	Parkiet	10.10.2008 11:22
Polen	PAP	10.10.2008 11:22
Portugal	Expresso	10.10.2008 11:22
Portugal	Lusa	10.10.2008 11:22
Portugal	Diario Economico	10.10.2008 11:22
Rumänien	Capital	10.10.2008 11:22
Rumänien	Ziarul financiar	10.10.2008 11:22
Rumänien	Rompres	10.10.2008 11:22
Schweden	Dagens Industri	10.10.2008 11:22

	Schweden	e24	10.10.2008 11:22
	Schweden	TT	10.10.2008 11:22
	Schweiz	AWP	10.10.2008 11:22
	Schweiz	Finanz und Wirtschaft	10.10.2008 11:22
	Schweiz	finanzinfo.ch	10.10.2008 11:22
	Skandinavien / Baltikum	NASDAQ OMX Group	10.10.2008 11:22
	Slowakei	Hospodarske noviny	10.10.2008 11:22
	Slowakei	oPeniazoch	10.10.2008 11:22
	Slowakei	TASR	10.10.2008 11:22
	Slowenien	Finance	10.10.2008 11:22
	Slowenien	Kapital (not daily)	10.10.2008 11:22
	Slowenien	STA	10.10.2008 11:22
	Spanien	La Gacetta	10.10.2008 11:22
	Spanien	CincoDias	10.10.2008 11:22
	Spanien	EFE	10.10.2008 11:22
	Tschechische Republik	Hospodarske Noviny	10.10.2008 11:22
	Tschechische Republik	hn.ihned.cz	10.10.2008 11:22
	Tschechische Republik	CTK	10.10.2008 11:22
	Ungarn	MTI	10.10.2008 11:22
	Ungarn	magyartokepiac.hu	10.10.2008 11:22
	Ungarn	Magyar Tokepiac	10.10.2008 11:22
	Zypern	xak.com	10.10.2008 11:22
	Zypern	CNA	10.10.2008 11:22
	Zypern	Financial Mirror	10.10.2008 11:22

Österreich	WirtschaftsBlatt	10.10.2008 11:22
Österreich	wirtschaftsblatt.at	10.10.2008 11:22
Österreich	APA	10.10.2008 11:22

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Freitag, 17. Oktober 2008 16:17
An: FERINO, Petra; FISCHER, Christiane
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Winkler
Vorname: Reiner
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Wandelanleihe
ISIN/WKN des Finanzinstruments: DE000A0G5NW4
Geschäftsart: Kauf
Datum: 14.10.2008
Kurs/Preis: 81657,14285
Währung: EUR
Stückzahl: 7,00
Gesamtvolumen: 571600,00
Ort: außerbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 17.10.2008

Finanznachrichten übermittelt durch die DGAP
ID 7630

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

Details of the person subject to the disclosure requirement
Last name: Winkler
First name: Reiner
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: Convertible Bond
ISIN/WKN of the financial instrument: DE000A0G5NW4
Type of transaction: Purchase
Date: 14.10.2008
Price: 81657.14285
Currency: EUR
No. of items: 7.00
Total amount traded: 571600.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 17.10.2008

Financial News transmitted by DGAP
ID 7630

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire		Einspeisung / Release
	Bloomberg	17.10.2008 16:13
	Thomson Reuters	17.10.2008 16:13
vwd:	vwd	17.10.2008 16:13

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	17.10.2008 16:13
dpa-afx	17.10.2008 16:13
dgap.de	17.10.2008 16:13
FTD	17.10.2008 16:13

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	17.10.2008 16:13
Belgien	De Tijd	17.10.2008 16:13
Belgien	Belga	17.10.2008 16:13
Bulgarien	Pari	17.10.2008 16:13
Bulgarien	econ.bg	17.10.2008 16:13
Bulgarien	BTA	17.10.2008 16:13
Dänemark	Borsen	17.10.2008 16:13
Dänemark	ErhvervsBladet	17.10.2008 16:13
Dänemark	NASDAQ OMX Group	17.10.2008 16:13
Estland	Postimees	17.10.2008 16:13
Estland	Eesti Ekspress	17.10.2008 16:13
Estland	BNS	17.10.2008 16:13
Finnland	Kauppalehti Oy	17.10.2008 16:13
Finnland	Helsingin Sanomat	17.10.2008 16:13
Finnland	NASDAQ OMX Group	17.10.2008 16:13
Frankreich	Les Echos	17.10.2008 16:13

Frankreich	boursier.com	17.10.2008 16:13
Frankreich	AFP	17.10.2008 16:13
Griechenland	Express	17.10.2008 16:13
Griechenland	Reporter.gr	17.10.2008 16:13
Griechenland	ANA	17.10.2008 16:13
Großbritannien	The Financial Times	17.10.2008 16:13
Großbritannien	FT.com	17.10.2008 16:13
Großbritannien	Press Association	17.10.2008 16:13
Irland	Irish Independent	17.10.2008 16:13
Irland	The Irish Times	17.10.2008 16:13
Irland	Press Association	17.10.2008 16:13
Island	Vidskiptabladid	17.10.2008 16:13
Island	mbl.is	17.10.2008 16:13
Island	NASDAQ OMX Group	17.10.2008 16:13
Italien	Il Sole 24 Ore	17.10.2008 16:13
Italien	AGI	17.10.2008 16:13
Italien	ilsole24ore.com	17.10.2008 16:13
Kroatien	Poslovni dnevnik	17.10.2008 16:13
Kroatien	Banka magazine	17.10.2008 16:13
Kroatien	Hina	17.10.2008 16:13
Lettland	Dienas Bizness	17.10.2008 16:13
Lettland	FinanceNet	17.10.2008 16:13
Lettland	BNS	17.10.2008 16:13
Liechtenstein	Liechtensteiner Volksblatt	17.10.2008 16:13

Liechtenstein	Radio Liechtenstein	17.10.2008 16:13
Litauen	Verslo Zinios	17.10.2008 16:13
Litauen	BNS	17.10.2008 16:13
Litauen	vz.lt	17.10.2008 16:13
Luxemburg	Luxemburger Wort	17.10.2008 16:13
Luxemburg	wort.lu	17.10.2008 16:13
Malta	Independent	17.10.2008 16:13
Malta	The Times of Malta	17.10.2008 16:13
Niederlande	Financieele Dagblad	17.10.2008 16:13
Niederlande	IEX.nl	17.10.2008 16:13
Niederlande	ANP	17.10.2008 16:13
Norwegen	aftenposten.no	17.10.2008 16:13
Norwegen	Aftenposten	17.10.2008 16:13
Norwegen	NTB	17.10.2008 16:13
Polen	Gazeta Prawna	17.10.2008 16:13
Polen	Parkiet	17.10.2008 16:13
Polen	PAP	17.10.2008 16:13
Portugal	Expresso	17.10.2008 16:13
Portugal	Lusa	17.10.2008 16:13
Portugal	Diario Economico	17.10.2008 16:13
Rumänien	Capital	17.10.2008 16:13
Rumänien	Ziarul financiar	17.10.2008 16:13
Rumänien	Rompres	17.10.2008 16:13
Schweden	Dagens Industri	17.10.2008 16:13

Schweden	e24	17.10.2008 16:13
Schweden	TT	17.10.2008 16:13
Schweiz	AWP	17.10.2008 16:13
Schweiz	Finanz und Wirtschaft	17.10.2008 16:13
Schweiz	finanzinfo.ch	17.10.2008 16:13
Skandinavien / Baltikum	NASDAQ OMX Group	17.10.2008 16:13
Slowakei	Hospodarske noviny	17.10.2008 16:13
Slowakei	oPeniazoch	17.10.2008 16:13
Slowakei	TASR	17.10.2008 16:13
Slowenien	Finance	17.10.2008 16:13
Slowenien	Kapital (not daily)	17.10.2008 16:13
Slowenien	STA	17.10.2008 16:13
Spanien	La Gacetta	17.10.2008 16:13
Spanien	CincoDias	17.10.2008 16:13
Spanien	EFE	17.10.2008 16:13
Tschechische Republik	Hospodarske Noviny	17.10.2008 16:13
Tschechische Republik	hn.ihned.cz	17.10.2008 16:13
Tschechische Republik	CTK	17.10.2008 16:13
Ungarn	MTI	17.10.2008 16:13
Ungarn	magyartokepiac.hu	17.10.2008 16:13
Ungarn	Magyar Tokepiac	17.10.2008 16:13
Zypern	xak.com	17.10.2008 16:13
Zypern	CNA	17.10.2008 16:13
Zypern	Financial Mirror	17.10.2008 16:13

	Österreich	WirtschaftsBlatt	17.10.2008 16:13
	Österreich	wirtschaftsblatt.at	17.10.2008 16:13
	Österreich	APA	17.10.2008 16:13

FERINO, Petra

2008 NOV 17 A 11:38

Von: newsroom@dgap.de

Gesendet: Montag, 10. November 2008 16:44

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement

EquityStory.AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

10.11.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Kairos Investment Management SpA, Mailand, Italien, hat uns mit Schreiben vom 6. November 2008 folgendes mitgeteilt:

We hereby give notice pursuant to section 21 para. 1 of the WpHG that on 28th October 2008 the aggregate voting interest of KIM SpA in MTU Aero Engines Holding AG, Munich, Germany, went above the threshold of 3% and amounts to 3.26% (1,696,621 shares) voting rights on that day. These voting rights are attributable to us in accordance with section 22 para. 1 sent. 1 no. 6 in connection with sent. 2 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire **Einspeisung / Release**

	Bloomberg	10.11.2008 16:42
	Thomson Reuters	10.11.2008 16:42
vwd:	vwd	10.11.2008 16:42

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	10.11.2008 16:42
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MTU Maintenance and Lufthansa Technik cooperate on business jets

Complete maintenance packages for Learjets and their engines
Contract inked at MTU Maintenance Berlin-Brandenburg

Ludwigsfelde, Germany, October 8, 2008 – MTU Maintenance Berlin-Brandenburg is broadening its service offerings: in partnership with Lufthansa Bombardier Aviation Services GmbH at Schönefeld, the engine specialists are now offering complete maintenance packages for Bombardier Learjet 60 business aircraft and their PW305A engines. The agreement was signed at Ludwigsfelde.

Dr. Wolfgang Konrad, president and CEO of MTU Maintenance Berlin-Brandenburg, emphasized during the signing ceremony that the two parties teaming up here, both of them established players in the aviation industry around the German capital, showed that "in the service sector, Berlin-Brandenburg is catching up with other European centers of excellence in the dynamically growing corporate aircraft market".

The deal was concluded between Ludwigsfelde-based Pratt & Whitney Canada Customer Service Centre Europe, a joint venture of MTU Maintenance Berlin-Brandenburg and Pratt & Whitney Canada on the one hand, and Lufthansa Bombardier Aviation Services GmbH, a joint venture of Lufthansa Technik and Canadian aircraft manufacturer Bombardier on the other.

Andreas Kaden, Managing Director of Lufthansa Bombardier Aviation Services GmbH, stated: "With the cooperative effort we're officially initiating here today two heavyweights in the business, Lufthansa Technik and MTU Maintenance, come closer together and pool their respective competencies. We're confident this partnership will benefit our increasing number of customers and moreover fuel new growth in the region."

Launched in 1997, Lufthansa Bombardier Aviation Services GmbH focuses on the maintenance and overhaul of Bombardier VIP and business aircraft. 51 percent of it is held by Lufthansa Technik AG, 29 percent by Canada's airframer Bombardier Aerospace and 20 percent by Switzerland's ExecuJet Aviation Group. The company is headquartered at Germany's Berlin-Schönefeld Airport.

The Lufthansa Technik Group, with 30 production sites and more than 25,000 employees worldwide, is one of the worldwide leading manufacturer-independent providers of services for the aviation industry. In 2007, the Group's overall revenues stood at €3.6 billion. Lufthansa Technik is licensed internationally as a repair, production and development enterprise. The Group's services encompass the entire spectrum of services in the areas of maintenance, repair, overhaul, modification and conversion, engines and components.

MTU Maintenance Berlin-Brandenburg is a unit of MTU Aero Engines and with its roughly 500 employees is one of the largest aviation companies in the Berlin region. Operating within the global network of MTU Maintenance shops it specializes in the maintenance of small and midsize aircraft engines and of industrial gas turbines. Ludwigsfelde is responsible for the exclusive final assembly Europe-wide of the TP400-D6 turboprop engine to power the A400M military transport.

MTU Aero Engines is Germany's leading engine manufacturer and taken across its global affiliates is a leading player in the industry. In fiscal 2007 it had 7,100 employees and almost 2.6 billion euros in sales. Having carved out leading positions in engine technology, the company excels in low-pressure turbines, high-pressure compressors and engine controls, as well as proprietary manufacturing and repair techniques. In the commercial OEM business, MTU

closely cooperates with the world's major engine makers; in the military arena, it is Germany's industrial lead company for practically all aircraft engines flown by the country's services. In terms of sales, it moreover is the world's largest provider of independent commercial engine maintenance services.

Your contacts:

Odilo Mühling
MTU Aero Engines
Tel.: + 49 89 1489 2698
Fax: + 49 89 1489 8757

Dr. Philipp Bruhns
MTU Maintenance Berlin-Brandenburg
Tel.: + 49 33 78 824 210
Fax: + 49 33 78 824 387

MTU Maintenance Berlin-Brandenburg receives GE CF34-10E certification

Manchester, Great Britain, October 9, 2008 - MTU Maintenance Berlin-Brandenburg celebrates a new addition to its engine portfolio: the company expands its services as an Authorized GE CF34TM Service Provider to include the CF34-10E engine. Certification covering support for the GE powerplant was awarded by EASA/FAA. Overall, the MRO experts now have the entire in-service CF34 family in their portfolio.

André Sinanian, Vice President, CF34 Program, at Ludwigsfelde, is enthused with the latest addition: "We've extensively prepared for the CF34-10E version and will be sure to offer our clients custom-made solutions same as we do elsewhere." The first engines are due in before year end. The CF34-10E hit the market only recently and powers Embraer 190/195 twin-engine aircraft carrying 100 to120 passengers.

MTU Maintenance Berlin-Brandenburg is the first independent maintenance services provider for the CF34-10E engine. It offers its services on a global basis. So far, it is supporting the -3 and -8 versions. CF34-3 and -8 engines primarily power 50- to 70-seat regional aircraft and are among the best-selling engines in that class.

MTU Maintenance Berlin-Brandenburg is a unit of MTU Aero Engines, focusing on the maintenance of aircraft engines in the lower thrust and power categories, and of industrial gas turbines. The company also performs the final assembly of most of the low-pressure turbines manufactured by MTU. MTU Aero Engines is Germany's lead-ing engine manufacturer and a firmly established player in the engine industry. Hav-ing carved out a technology leadership role, the company excels in high-pressure compressors, low-pressure turbines, engine control units, and manufacturing and repair techniques. The company has some 7,100 employees globally and in fiscal year 2007 had sales of nearly 2.6 billion euros. MTU Maintenance is the largest independent provider of commercial aircraft engine maintenance services worldwide and also supports industrial gas turbines. In the military arena, MTU is Germany's industrial lead company for practically all engines flown by the country's armed forces.

CF34 is a registered trademark of General Electric Company.

Your contacts:

Odilo Mühling
MTU Aero Engines
Tel.: + 49 89 1489 2698
Fax: + 49 89 1489 8757

Dr. Philipp Bruhns
MTU Maintenance Berlin-Brandenburg
Tel.: + 49 33 78 824 210
Fax: + 49 33 78 824 387

Geared Turbofan makes its first flight on an Airbus A340

MTU Aero Engines has major role in the development of the engine

Munich, October 15, 2008 - MTU Aero Engines has just passed another significant milestone when yesterday, in France's Toulouse, an Airbus A340 for the first time took off with a PW1000G Geared Turbofan™ engine demonstrator on its wing. The demonstrator completed the flight, about two hours in duration, without a hitch. Germany's leading engine manufacturer contributes the high-pressure compressor plus a key component, the high-speed low-pressure turbine, to the innovative geared turbofan concept. The engine program is being pursued jointly by Pratt & Whitney and MTU. The new propulsion concept will provide drastic improvements in fuel burn, CO2 emission, engine noise, and maintenance cost.

Already, first orders are on hand. Mitsubishi and Bombardier have selected the geared turbofan as the exclusive powerplant for their upcoming regional jets, scheduled to fly in 2013. "For us, that's a foot in the door of an attractive future market," said MTU CEO Egon Behle. For his company, the two regional jet programs are worth some 11 billion euros in potential revenues over the life of the programs. Behle continued to add: "The geared turbofan would also make an ideal engine for new short- and medium-haul Boeing and Airbus airliners."

Prior to its flight on an A340, the geared turbofan in summer had undergone flight testing on the wing of a Boeing 747. During the 43-hour trials, the engine confirmed the projected reductions in fuel burn and CO2 emission, both savings being in the double-digit percent range. Pratt & Whitney and Airbus now intend to shore up re-sults: in a 75-hour flight test schedule they want to tackle performance as well as noise issues. They also hope to obtain reliable installation and usage data.

With a workforce of 7,100 people, MTU Aero Engines is Germany's leading engine manufacturer and one of the major players in the engine business. In fiscal 2007 the company posted almost 2.6 billion euros in sales. In the commercial area, MTU is the world's largest independent provider of engine maintenance services. In the military arena, it is Germany's industrial lead company for practically all engines flown by the country's armed forces. Having carved out leading positions in engine technologies, the company excels in low-pressure turbines, high-pressure compressors, engine control units, and manufacturing and repair techniques.

Contact for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-99777
Mobile: + 49 (0) 176-1000 6158

Odilo Mühling
Head of Press / PR
Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57
Mobile: +49 (0) 176-1001 7859

Contact for investors and analysts:

Inka Koljonen
Director Investor Relations
Tel.: + 49 89 14 89-83 13
Fax: + 49 89 14 89-9 50 62

MTU Aero Engines increases forecast for 2008 revenues and earnings

Revenues expected to reach €2,650 million by year-end

Anticipated EBITDA of at least €400 million

Revenues up by 5% in the first nine months to €1,982.9 million

EBITDA grew by 5% over the same period to €295.0 million
Munich, October 23, 2008 – MTU Aero Engines Holding AG has reported successful results for the first nine months of 2008. At September 30, 2008, revenues amounted to €1,982.9 million, 5% higher than at the end of the equivalent period a year earlier (1-9/07: €1,886.8 million). After adjustments for the U.S. dollar exchange rate, revenues increased by 17%. MTU's earnings continued to improve as well, with adjusted EBITDA[1] reaching €295.0 million, which is 5% up on the same period in 2007 (1-9/07: €280.8 million). The EBITDA margin at the end of September came to 14.9%, as in the previous year. Net income has remained stable at €118.6 million (1-9/07: €117.0 million).

"MTU has had a particularly successful third quarter and is making good headway towards its targets. On the basis of these results, we are today able to revise our forecast for 2008," stated MTU CEO Egon Behle. "We now expect to close the year with revenues of €2,650 million and anticipate an EBITDA of at least €400 million." This is at least €10 million higher than the previously estimated EBITDA, despite an increasing level of capital expenditure. The original forecast for revenues has been increased by €50 million.

MTU's revenues in the third quarter 2008 continued to be affected by fluctuations in the U.S. dollar exchange rate. Revenues in the OEM segment increased year-on-year by 4% to €1,196.3 million (1-9/07: €1,153.8 million). Without the effect of the U.S. dollar exchange rate, this increase amounted to 13%. Revenues in the commercial MRO segment, disregarding the U.S. dollar effect, increased by as much as 21%. Expressed in euros, commercial MRO revenues at September 30, 2008 amounted to €807.9 million, or 7% higher than at the end of the same period in 2007 (1-9/07: €753.2 million).

The greatest contributors to revenues in the commercial engine business were the V2500 engine that powers the Airbus A320 family and the PW2000 engine for the Boeing C-17 transporter. The programs generating the highest revenues in the military engine sector were the EJ200 for the Eurofighter and the RB199 for the Tornado. The primary sources of revenue in the commercial MRO business were the V2500, and the CF6 engine employed in widebody jets such as the Airbus A330 and Boeing 747.

At September 30, 2008, MTU's order backlog amounted to €3,227.9 million (Dec. 31, 2007: €3,311.1 million), which corresponds to 1.3 times annual revenues in 2007. Order intake over the first nine months of 2008 was 21% higher than for the same period in 2007.

The improved earnings situation was primarily a result of positive developments in the OEM business, where the successful implementation of programs to boost efficiency, coupled with a favorable business mix of spare parts sales and series production, compensated for the effect of the U.S. dollar ex-change rate. EBITDA in the OEM segment increased by 17% to €246.9 million and the EBITDA margin rose to 20.6%. "The EBITDA margin in the commercial MRO segment amounted to 6.2%. This margin has improved successively over the course of the year, as we had planned. From an operational point of view, our performance indicators reflect the fact that the measures we have implemented to adapt processes and organizational structures are starting to produce tangible

results," remarked CFO Reiner Winkler. "We reckon that the EBITDA margin in the commercial MRO segment will reach around 7% by the end of the year." At end September, EBITDA for the commercial MRO business amounted to €50.2 million (1-9/07: €70.3 million).

Free cash flow at the end of the 3rd quarter amounted to €124.5 million, i.e. the same level as in the previous year (1-9/07: €121.7 million).

MTU's capital expenditure in the first nine months of 2008 amounted to €97.6 million. This represents an increase of 76% over the equivalent period in 2007 (1-9/07: €55.6 million). A major portion of this sum concerns investments in the development program for the GE38 engine, destined to power the CH53K heavy-lift helicopter, and the construction of the new test cell at MTU Maintenance Hannover.

Research and development expenses in the first nine months of 2008 amounted to €120.1 million (1-9/07: €121.1 million). "This shows that MTU attributes a central importance to research and development activities – especially with a view to further expanding our innovative lead. It is an area in which we intend to make growing investments," declared Behle.

The number of MTU employees at September 30, 2008 was 7,327 (Dec. 31, 2007: 7,130). This shows that the company has been able to generate a significantly higher volume of business (17% increase in revenues excluding U.S. dollar effect) with only 3% more employees.

MTU Aero Engines – Key financial data for January through September 2008

(Figures quoted in million €, calculated on a comparable basis, statements prepared in accordance with IFRS. Figures calculated on a comparable basis apply adjustments to the IFRS consolidated results to exclude restructuring and transaction costs, capitalized R&D costs, and the effects of IFRS purchase accounting.)

MTU Aero Engines	**End Sept. 2008**	**End Sept. 2007**	**Change**
Revenues	1,982.9	1,886.8	+ 5.1 %
of which OEM business	1,196.3	1,153.8	+ 3.7 %
of which commercial engine business	841.4	811.5	+ 3.7 %
of which military engine business	354.9	342.3	+ 3.7 %
of which commercial MRO business	807.9	753.2	+ 7.3 %
EBITDA (calculated on a comparable basis)	295.0	280.8	+ 5.1 %
of which OEM business	246.9	210.5	+ 17.3 %
of which commercial MRO business	50.2	70.3	- 28.6 %
EBITDA margin	*14.9 %*	*14.9 %*	

in the OEM business	*20.6 %*	*18.2 %*	
in the commercial MRO business	*6.2 %*	*9.3 %*	
Net income (IFRS)	118.6	117.0	+ 1.4 %
Earnings per share	2.39	2.22	+ 7.7 %
Free cash flow	124.5	121.7	+ 2.3 %
Research and development expenses	120.1	121.1	- 0.8 %
of which company-funded R&D	59.9	57.7	+ 3.8 %
of which outside-funded R&D	60.2	63.4	- 5.0 %
Capital expenditure	97.6	55.6	+ 75.5 %
	Sept. 30, 08	**Dec. 31, 07**	**Change**
Order backlog	3,227.9	3,311.1	- 2.5 %
of which OEM business	3,132.3	3,216.8	- 2.6 %
of which commercial MRO business	96.4	94.7	+ 1.8 %
Employees	7,327	7,130	+ 2.8 %

MTU Aero Engines is the leading German manufacturer of aircraft engines and a major player in the industry. Together with its affiliates, the company maintains a presence in all essential markets and regions. In the commercial engine sector, MTU has close working ties with the world's major aero engine manufacturers – General Electric, Pratt & Whitney and Rolls-Royce. In the military sector, MTU is the lead industrial partner for almost every type of engine operated by the German armed forces, and an important partner in all major military aero engine programs in Europe. MTU is the world's largest independent provider of MRO services for commercial aero engines. The company is a technological leader in high-pressure compressors, low-pressure turbines, engine control and monitoring systems, manufacturing processes, and repair techniques.

Contact for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Phone: + 49 89 14 89-91 13
Fax: + 49 89 14 89-21 72

Eva Simon
Press Officer Finance
Phone: +49 89 14 89-43 32
Fax: +49 89 14 89-87 57

Contact for investors and analysts:

Inka Koljonen
Head of Investor Relations
Phone: + 49 89 14 89-83 13
Fax: + 49 89 14 89-9 50 62

Claudia Heinle
Investor Relations
Phone: + 49 89 14 89-39 11
Fax: + 49 89 14 89-9 93 54

Cautionary note regarding forward-looking statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, perform-ance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, competition from other companies in MTU Aero Engines' industry and MTU Aero Engines' ability to retain or increase its market share, the cyclicality of the airline industry, risks related to MTU Aero Engines' participation in consortia and risk and revenue sharing agreements for new aero engine programs, risks associated with the capital markets, currency exchange rate fluctuations, regulations affecting MTU Aero Engines' business and MTU Aero Engines' ability to respond to changes in the regulatory environment, and other factors. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. MTU Aero Engines assumes no obligation to update any forward-looking statement.

1 EBITDA = Earnings before interest, tax, depreciation and amortization, calculated on a comparable basis

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